Exhibit 99.1

MBody AI Completes Name Change Following Merger and $10 Million Offering

Nasdaq-listed embodied AI company introduces its operating platform, enterprise deployments and updated market identifiers

LAS VEGAS, September 16, 2026 (BUSINESS WIRE) – MBody AI Ltd. (“MBody AI” or the “Company”) (NASDAQ: MBAI) today announced the completion of its corporate name change from Check-Cap Ltd., establishing a unified public-market identity for MBody AI following the completion of its merger with MBody AI Corp. on August 26, 2026, and a $10.0 million ordinary-share only underwritten public offering on August 27, 2026 (the “Offering”). The Company’s ordinary shares, par value NIS 48.00 per share (“Ordinary Shares”), continue to be listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MBAI.” The CUSIP number for the Ordinary Shares is M6S83C106.

MBody AI is an embodied artificial intelligence company whose proprietary, hardware-agnostic software platform is designed to help autonomous systems operate and coordinate across real-world physical environments. At the center of MBody AI’s platform is the proprietary MBody AI Orchestrator, a hardware-agnostic software platform designed to serve as an intelligence layer for autonomous systems operating in real-world environments. Its deployed capabilities include AI-driven fleet analysis and optimization, task verification and unified reporting. MBody AI delivers the platform as an AI-driven enterprise solution combining third-party robotic equipment, the MBody AI Orchestrator software, maintenance and ongoing support under multi-year arrangements.

Fleets managed by the MBody AI Orchestrator have cumulatively delivered service across approximately 600 million square feet of large-scale hospitality environments, with a recently announced expansion into outdoor operations through a pilot deployment with a Fortune 500 gaming operator. The Company serves multiple Fortune 500 gaming and hospitality operators and recently announced Mohegan Sun as a customer. The Company operates robot fleets across eleven U.S. states, up from nine in June 2026. The Company is also operating a robot fleet in Canada.

“Completing the merger, offering and name change gives investors a clear public-market identity for MBody AI,” said John Fowler, Chief Executive Officer. “We built MBody AI in live operating environments. Our technology is deployed with Fortune 500 gaming operators, and proven over the past year and approximately 600 million square feet of cumulative operations. Over the past few months, our team has executed to continue expand our U.S. footprint. The capital from our offering will support customer deployments and the continued development of the MBody AI Orchestrator.”

Following the closing of the Merger, the Company’s Standard Industrial Classification has been changed to 7373 (Services – Computer Integrated Systems Design).

Key identifiers:

●	Legal Name: MBody AI Ltd.

●	Ticker: MBAI

●	Exchange: Nasdaq Capital Market

●	Issued and Outstanding Share Count: approximately 15,293,584 (as of September 15, 2026)

●	CUSIP: M6S83C106

●	ISIN: IL0011336851

●	Commission File Number: 001-36848

●	CIK: 0001610590

●	SIC Code: 7373 (Services — Computer Integrated Systems Design)

●	Transfer Agent: Equiniti Trust Company, LLC

●	Former Legal Name: Check-Cap Ltd. (through August 26, 2026)

●	Security Type: Ordinary Shares, par value NIS 48.00

●	Filer Status: Foreign private issuer

●	Reverse Share Split: 1-for-7, effective August 13, 2026

Merger with MBody AI Corp.

The Company, MBody AI Corp., a Nevada corporation, and CC Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of September 12, 2025 (the “Merger Agreement”) providing for the merger of Merger Sub with and into MBody AI Corp. (the “Merger”). On August 26, 2026, pursuant to the Merger Agreement, Merger Sub merged with and into MBody AI Corp., with MBody AI Corp. surviving as a wholly owned subsidiary of the Company. Former stockholders of MBody AI Corp. received an aggregate of approximately 12,379,581 Ordinary Shares (the “MBody Shares”), representing approximately 90% of the Company’s outstanding Ordinary Shares immediately following the completion of the Merger and before the closing of the Offering. MBody Shares were issued in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are “restricted securities” within the meaning of Rule 144 under the Securities Act. The MBody Shares may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from registration, and will not be freely tradable unless and until a registration statement covering their resale has been declared effective or an exemption from registration, including Rule 144, becomes available to the holder. A majority of the MBody Shares are subject to lock-up agreements for 180 days from the date of the final prospectus in connection with the Offering, including all MBody Shares held by officers and directors.

Underwritten Offering

On August 27, 2026, following the completion of the Merger, the Company completed a firm-commitment underwritten public offering of 1,538,462 Ordinary Shares at a public offering price of $6.50 per share, before underwriting discounts and commissions, for gross proceeds of approximately $10.0 million. The Offering consisted of Ordinary Shares only and no warrants, preferred shares, or convertible securities were issued.

As of the date of this press release, there were approximately 15,293,584 Ordinary Shares of the Company issued and outstanding. As of the close of business on September 15, 2026, the market capitalization of the Company was approximately $99 million.

Learn more about MBody AI’s growth trajectory at ir.mbody.ai

About MBody AI Ltd.

MBody AI Ltd. (NASDAQ: MBAI) develops enterprise software that deploys and manages autonomous robot workforces for hospitality and gaming operators. The Company’s proprietary MBody AI Orchestrator is a hardware-agnostic software platform that manages diverse robot fleets from multiple vendors across sites and use cases under long-term agreements. MBody AI counts Fortune 500 operators among its customers.

No Offer

This press release does not constitute an offer to sell or a solicitation of an offer to buy, and shall not constitute an offer, solicitation, or sale in any state, province, territory, or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the requested change to the Company’s industry classification, the anticipated use of proceeds from the Offering, the continued development of the MBody AI Orchestrator and the rollout of multi-brand fleet control, customer deployments and expansion, the expiry of lock-up agreements, continued Nasdaq listing compliance, maintenance of foreign private issuer status, customer concentration, and future capital needs and dilution. Forward-looking statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risks described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. The Company undertakes no obligation to update any forward-looking statement except as required by law.

Investor Relations Contact and Media Contact

Investor Relations:
Lytham Partners, LLC
602-889-9700
ir@mbody.ai

Media Contact:
Core IR
ir@mbody.ai

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